December 2015

Pricing Sheet dated December 30, 2015 relating to

Preliminary Terms No. 519 dated December 2, 2015

Registration Statement No. 333-199966

Filed pursuant to Rule 433

Structured Investments

Opportunities in U.S. Equities

Contingent Income Callable Securities due January 5, 2026

Based on the Value of the S&P 500® Index
Principal at Risk Securities

PRICING TERMS — December 30, 2015
Issuer:	JPMorgan Chase & Co.
Underlying index:	S&P 500® Index
Aggregate principal amount:	$8,643,400
Optional early redemption:	We, at our discretion, may redeem the securities early, in whole but not in part, on any of the contingent payment dates (other than the first, second, third and final contingent payment dates) for the early redemption payment. If we intend to redeem your securities early, we will deliver notice to The Depository Trust Company, or DTC, at least five business days before the applicable contingent payment date. Any early redemption of the securities will be at our discretion and will not automatically occur based on the performance of the underlying index. No further payments will be made on the securities after they have been redeemed. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) any contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:

•  If, on any determination date, the closing level is greater than or equal to the coupon barrier level, we will pay a contingent quarterly payment of $0.175 (1.75% of the stated principal amount) per security on the related contingent payment date.

•  If, on any determination date, the closing level is less than the coupon barrier level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	March 30, 2016, June 30, 2016, September 30, 2016, January 4, 2017, March 30, 2017, June 30, 2017, October 2, 2017, January 2, 2018, April 2, 2018, July 2, 2018, October 1, 2018, December 31, 2018, April 1, 2019, July 1, 2019, September 30, 2019, December 30, 2019, March 30, 2020, June 30, 2020, September 30, 2020, December 30, 2020, March 30, 2021, June 30, 2021, September 30, 2021, December 30, 2021, March 30, 2022, June 30, 2022, September 30, 2022, December 30, 2022, March 30, 2023, June 30, 2023, October 2, 2023, January 2, 2024, April 1, 2024, July 1, 2024, September 30, 2024, December 30, 2024, March 31, 2025, June 30, 2025, September 30, 2025 and December 30, 2025, subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	With respect to each determination date other than the final determination date, the fifth business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.
Payment at maturity:	• If the final index value is greater than or equal to the downside threshold level:	(i) the stated principal amount plus, (ii) if the final index value is also greater than or equal to the coupon barrier level, the contingent quarterly payment with respect to the final determination date
	• If the final index value is less than the downside threshold level:	(i) the stated principal amount times (ii) the index performance factor. This amount will be less than 60% of the stated principal amount of the securities and could be zero.
Coupon barrier level:	1,547.52, which is equal to 75% of the initial index value
Downside threshold level:	1,238.016, which is equal to 60% of the initial index value
Initial index value:	2,063.36, which was the closing level of the underlying index on the pricing date
Final index value:	The closing level of the underlying index on the final determination date
Index performance factor:	final index value / initial index value
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	December 30, 2015
Original issue date (settlement date):	January 5, 2016
Maturity date:	January 5, 2026, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date in the accompanying product supplement no. 4a-I
CUSIP/ISIN:	48128A889 / US48128A8898
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer
Per security	$10.00	$0.30(2)	$9.65
$0.05(3)
Total	$8,643,400.00	$302,519.00	$8,340,881.00

(1)	See “Additional Information about the Securities — Supplemental use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.30 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.
(3)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each $10 stated principal amount security

The estimated value of the securities on the pricing date as determined by JPMS was $9.504 per $10 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. 4a-I, underlying supplement no. 1a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities” in the accompanying preliminary terms.

Preliminary terms no. 519 dated December 2, 2015: http://www.sec.gov/Archives/edgar/data/19617/000089109215010420/e67261fwp.htm

Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

Underlying supplement no. 1a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008410/e61337_424b2.pdf

Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.